Exhibit (a)(1)(A)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Letter of Offer (the “Letter of Offer”) is being sent to you as a public shareholder of Patni Computer Systems Limited (the “Company”). In case you have recently sold your Shares (as defined hereinafter) in Patni Computer Systems Limited, please hand over this Letter of Offer and the accompanying Application Form (as defined hereinafter) and transfer deed (in case of shares held in physical form) to the member of the stock exchange through whom the sale was effected. Defined terms used hereinafter are found under “Key Definitions” on page 4 of the Bid Letter in connection with the reverse book building process, dated March 14, 2012. All references to “Rs.”, “INR” or “Rupee” mean “Indian Rupees.”

LETTER OF OFFER

From

PAN-ASIA iGATE SOLUTIONS

having its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius, Tel: +230 467 3000,

Fax: +230 467 4000

iGATE GLOBAL SOLUTIONS LIMITED

having its registered office at 158-162(P) & 165(P)-170(P), EPIP Phase II, Whitefield, Bangalore—560 066, India, Tel: +91 80 4104 0000, Fax: +91 80 4104 1123

iGATE CORPORATION1

having its registered office at Park West Two—Suite 401, 2000 Cliff Mine Road, Pittsburgh, PA 15275, USA,

Tel: +1 412 490 9620, Fax: +1 412 494 9272

inviting you to tender your fully paid-up equity shares of Rs. 2/- each at the Final Price of Rs. 520/- (Rupees Five

Hundred and Twenty Only) per Share pursuant to regulation 21 of the Securities and Exchange Board of India

(Delisting of Equity Shares) Regulations, 2009, as amended (“SEBI Regulations”), of

Patni Computer Systems Limited

having its registered office at Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune – 411 013, India.

Tel: +91 20 39842000, Fax: +91 20 39842082

Final Price	Rs.520/- per Share
Exit Period Opens	May 28, 2012
Exit Period Closes	May 27, 2013

Dear Shareholder,

This is an invitation to tender your Shares of Patni Computer Systems Limited to Pan-Asia iGATE Solutions (“Acquirer”) and iGATE Global Solutions Limited (together with Acquirer, the “Promoters”) at the Final Price of Rs.520/- (Rupees Five Hundred and Twenty Only) per Share subject to the terms and conditions set out herein (“Exit Offer”).

The Promoters and iGATE Corporation had made an offer to the public shareholders of the Company for the acquisition and delisting of the fully paid-up equity shares of Rs. 2/- each (“Shares”) of the Company through a

[1]	The public shareholders may note that this Letter of Offer contains references to and disclosures in respect of iGATE Corporation. iGATE Corporation is not a “Promoter” or “Acquirer” for the purposes of this Letter of Offer or Delisting Offer and will not be acquiring Shares tendered under the Delisting Offer. However, given that iGATE Corporation is the ultimate parent company for Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, to ensure completeness of information disseminated to the public shareholders, certain references to and disclosures in respect of iGATE Corporation are being included in this Letter of Offer.

public announcement dated March 14, 2012 in accordance with the SEBI Regulations. In terms of regulation 15(1) of the SEBI Regulations, the discovered price (i.e., the price at which the maximum number of equity shares were tendered by the public shareholders) determined through the reverse book building process using the electronic facility of the BSE is Rs. 520/- (Rupees Five Hundred and Twenty only) per Share. Pursuant to a post offer public announcement dated April 10, 2012 and in accordance with SEBI Regulations, the Promoters accepted the above-mentioned discovered price of Rs. 520/- per Share (“Final Price”).

After acquisition of the Shares pursuant to the delisting offer, the Promoters holding in the Company is as below:

Shareholding Pattern as of May 4, 2012

	as % of Shares Only		as % of Shares + ADSs
	# of shares	% shareholding	# of shares	% shareholding
Promoters Shareholdings
—iGATE Global Solutions Limited	14,750,947	13.02%	14,750,947	10.86%
—PAN-Asia iGATE Solutions
—Held by way of shares	91,170,168	80.49%	91,170,168	67.13%
—Held by way of ADSs			20,161,867	14.84%

Total Promoters Shareholdings	105,921,115	93.52%	126,082,982	92.83%

Non-Promoters Shareholdings
—Minority Shareholders by way of Shares	7,341,773	6.48%	7,341,773	5.41%
—Minority Shareholders by way of ADSs			2,396,489	1.76%

Total Non-Promoters Shareholdings	7,341,773	6.48%	9,738,262	7.17%

Total	113,262,888	100.00%	135,821,244	100.00%

Following the above acquisition of Shares and in accordance with regulation 8(1)(d) of the SEBI Regulations, the Company had applied for the delisting of its Shares from the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”) (collectively referred to as the “Stock Exchanges”). Subsequently BSE vide its notice no. 20120507-20 dated May 7, 2012 and NSE vide its notice no NSE/CML/20696 dated May 7, 2012 informed their members about discontinuation of trading the Shares of the Company with effect from May 21, 2012 and the delisting of equity shares with effect from May 28, 2012.

Delisting of Shares of the Company from the Stock Exchanges means that the Shares of the Company cannot be and will not be traded on the Stock Exchanges and a liquid market for the Shares on the Stock Exchanges will no longer be available.

We are writing to inform you that, in accordance with regulation 21 of the SEBI Regulations, the Promoters are hereby providing an exit opportunity to the remaining public shareholders holding Shares in the Company (“Residual Shareholders”) to participate in the Exit Offer. You will be able to tender your Shares to the Promoters at the Final Price at any time from May 28, 2012 until May 27, 2013 (“Exit Period”), in accordance with the terms and conditions set out in this Letter of Offer. In the event that some Residual Shareholders do not receive their Letter of Offer, they may obtain a copy by writing to the Registrar to the Offer, Karvy Computershare Private Ltd, Plot No 17 to 24, Vittalrao Nagar, Madhapur, Hyderabad—500 081, marking the envelope “Unit: Patni Computer Systems Limited Exit Offer”.

1.	Procedure for tendering your shares under the Exit Offer

1.1	Procedure for Residual Shareholders holding Shares in Dematerialised form

1.1.1	All Residual Shareholders holding Shares in dematerialized form who wish to tender their Shares in the Exit Offer must transfer their dematerialized Shares from the depository account in which they are currently held, in off-market mode to the special depository account opened with National Securities Depository Limited (“Special Depository Account”), details of which are as below:

Special Depository Account Name	KMCC-PCSL-SPECIAL DEPOSITORY ESCROW ACCOUNT
Depository	NSDL
Depository Participant	KARVY STOCK BROKING LIMITED
DP ID	IN300394
Client Identification Number	18397121

1.1.2	All transfers to the Special Depository Account should be in Off-Market mode.

1.1.3	The Residual Shareholders should submit the application form enclosed (“Application Form”) duly completed. The Residual Shareholders must have transferred their Shares from their respective depository accounts to the Special Depository Account, and should enclose a photocopy of the delivery instruction to their depository participant with the due acknowledgement of such depository participant.

1.1.4	The shareholders who hold their Shares through Central Depositary Services (India) Limited (“CDSL”) will have to execute an inter-depository delivery instruction for the purpose of crediting their Shares in favour of the Special Depository Account.

1.1.5	The Residual Shareholders should submit the aforesaid documents either by hand delivery or by Registered Post or courier (at their own risk and cost) to the Registrar to the Exit Offer, Karvy Computershare Private Ltd, Plot No 17 to 24, Vittalrao Nagar, Madhapur, Hyderabad—500 081, Tel: +91 40 4465 5000, Fax: +91 40 2343 1551 on or before May 27, 2013.

1.1.6	The Shares will be held in the above Special Depository Account until the consideration payable has been dispatched to the eligible Residual Shareholders or the unaccepted Shares are credited back to the Residual Shareholders depository account.

1.1.7	If you are a non-resident shareholder, please also submit all other documents as set out in paragraph 2 and 6 below along with your Application Form (including all the documents as mentioned therein).

1.2	Procedure for Residual Shareholders holding Shares in physical form

1.2.1	All Residual Shareholders holding Shares in the form of physical share certificates (“Physical Shares”) who wish to tender them should submit the Application Form duly completed and signed by the Residual Shareholder(s) in the order in which their name(s) appear on the physical shares certificates.

1.2.2	The Residual Shareholders who hold shares in physical form should submit the Application Form duly completed along with (i) the original contract note issued by a registered share broker of a recognized stock exchange through whom such shares were acquired and (ii) the original share certificate(s) and transfer deed(s) duly signed (as applicable).

1.2.3	The Residual Shareholders should submit the aforesaid documents either by hand delivery or by Registered Post or courier (at their own risk and cost) to the Registrar to the Exit Offer, Karvy Computershare Private Ltd, Plot No 17 to 24, Vittalrao Nagar, Madhapur, Hyderabad—500 081, Tel: +91 40 4465 5000, Fax: +91 40 2343 1551 on or before May 27, 2013.

1.2.4	The Registrar to the Exit Offer will hold in trust the physical shares and the share transfer deed until the dispatch of the consideration payable has been completed or the unaccepted share certificates have been dispatched to the concerned Residual Shareholder.

1.2.5	If you are a non-resident Shareholder, please also submit all other documents as set out in paragraph 2 and 6 below along with your Application Form (including all the documents as mentioned therein).

1.3	The Shares to be acquired under this Exit Offer are to be acquired free from all liens, charges and encumbrances and together with the rights attached thereto.

2.	Non-Resident Shareholders

2.1	If you are a non-resident Shareholder, you should also enclose with your Application Form a copy of the original permission that you received from the RBI and the additional consents or confirmations as required by you to tender your Shares in the Exit Offer. If such permission is not enclosed with the Application Form, your Shares may not be accepted under the Exit Offer.

3.	Settlement

3.1	Following fulfilment of the terms and conditions described herein, the applicable consideration will be paid by the Promoters either by way of NEFT / RTGS / cheque / demand draft, which will be dispatched by the Registrar to Exit Offer to the relevant Residual Shareholders by way of registered post / UCP or by way of an electronic transfer to the bank account of the Residual Shareholder whose shares are accepted under the Exit Offer (or, in the case of joint holders, the first-named holder’s bank account). To avoid fraudulent encashment in transit, the shareholder(s) holding Shares in physical form should provide details of bank account of the first/sole shareholder and the consideration cheque or demand draft will be drawn accordingly. For Shares that are tendered in dematerialised form, the bank account details as obtained from the beneficiary position download to be provided by the depositories will be considered and the payment shall be processed with such bank account details (and not any bank account details provided in the Application Form). In case of shareholder(s) holding Shares in physical form, if the bank account details are not provided, then the consideration will be dispatched in the name of the sole/first named holder at his address (at their own risk).

3.2	The settlement cycle will be for a period of 10 calendar days. For eg. The first Settlement Cycle shall begin on May 28, 2012 and shall end on June 6, 2012. The Second Settlement Cycle shall begin on June 7, 2012 and shall end on June 16, 2012. The Third Settlement Cycle shall begin on June 17, 2012 and shall end on June 26, 2012. The last settlement cycle will begin on May 13, 2013 and end on May 27, 2013. The Relevant Settlement Date shall be last date of the respective settlement cycle.

3.3	The Promoters shall make the payment to Residual Shareholders who have validly tendered their Shares in the Exit Offer based on receipt of the duly filled in and valid Application Forms (together with necessary enclosures, if any) and receipt of the Shares in the Special Depository Account mentioned hereinabove/receipt of physical share certificates by the Registrar to the Exit Offer and the Residual Shareholders details being verified by the Registrar to the Exit Offer. The Promoters shall make such payment within 7 Business Days of the Relevant Settlement Date.

4.	Period

4.1	The Residual Shareholders may tender their Application Form to the Registrar to the Exit Offer at the Final Price at any time during the Exit Period. The Residual Shareholders are required to ensure that their Application Form, together with the necessary enclosures, is received by the Registrar to the Exit Offer on or before May 27, 2013.

5.	Statutory and Other Approvals

5.1	It shall be the responsibility of the Shareholders tendering Shares in the Exit Offer to obtain all requisite approvals (including corporate, statutory or regulatory approvals), if any, prior to tendering in the Exit Offer, and the Promoters and iGATE Corporation shall take no responsibility for the same. The Shareholder should attach a copy of any such approval to the Application Form, wherever applicable.

6.	Tax to be deducted at source

6.1	General

a.	As per the provisions of section 195(1) of the Indian Income-Tax Act, 1961 (“I-T Act”), any person responsible for paying to a non-resident any sum chargeable to tax is required to deduct tax at source (including surcharge and cess as applicable). Since the consideration payable under the Exit Offer would be chargeable to capital gains under section 45 of the I-T Act or as business profits or other income as the case may be, the Promoters are required to deduct taxes at source (including surcharge and cess).

b.	Resident and non-resident Shareholders (including FII, as defined below) are required to submit their Permanent Account Number (“PAN”) for Indian income-tax purposes. In case PAN is not submitted or is invalid or does not belong to the Shareholder, the Promoters will arrange to deduct tax at the rate of 20% (twenty percent) or at the rate in force or at the rate specified in the relevant provisions of the I-T Act, whichever is higher.

c.	In case of ambiguity, incomplete or conflicting information or the information not being provided to the Promoters, it would be assumed that the Shareholder is a non-resident Shareholder and taxes shall be deducted at the maximum rate as may be applicable to the relevant category to which the Shareholder belongs under the I-T Act, on the entire consideration, payable to such Shareholder.

d.	Securities transaction tax will not be applicable to the Shares accepted in this Offer.

e.	The provisions contained under clause (b) and (c) above shall apply notwithstanding anything to the contrary contained in paragraphs 6.2 to 6.4 below.

6.2	Tax to be Deducted in Case of Non-resident Shareholders (Other than FII, as defined below)

a.	While tendering Shares under the offer, non-resident Shareholders shall be required to submit a No Objection Certificate (“NOC”) / Tax Clearance Certificate (“TCC”) from the Income-tax Authorities under Section 195(3) or Section 197 of the I-T Act along with the Application Form, indicating the amount of tax to be deducted by the Promoters before remitting the consideration. The Promoters will arrange to deduct taxes at source in accordance with such NOC / TCC.

b.	In case the aforesaid NOC / TCC is not submitted, the Promoters will arrange to deduct tax at the maximum rate as may be applicable to the relevant category to which the shareholder belongs under the I-T Act, on the entire consideration, payable to such Shareholder.

c.	In the case of ADS holders who would withdraw and tender shares, the provisions of clause (a) and (b) above would apply.

6.3	Withholding tax implications for FII

a.	As per provisions of section 196D(2) of the I-T Act, no deduction of tax at source will be made from any income by way of capital gains arising from transfer of securities referred to in section 115AD of the I-T Act to an Foreign Institutional Investor (“FII”) as defined in section 115AD of the I-T Act.

b.	An FII should certify (“FII Certificate”) the nature of its income arising from the sale of shares in the Company as per the I-T Act (whether capital gains or otherwise). In the absence of FII Certificate to the effect that their income from sale of shares is in the nature of capital gains, the Promoters will deduct tax at the maximum rate applicable to the category to which such FII belongs on the entire consideration payable to such FII. Should the FII submit a No Objection Certificate (“NOC”) / Tax Clearance Certificate (“TCC”) from the Income-tax Authorities under Section 195(3) or Section 197 of the I-T Act along with the Application Form, indicating the amount of tax to be deducted by the Promoters before remitting the consideration, the Promoters will arrange to deduct taxes at source in accordance with such NOC / TCC.

6.4	Tax to be deducted in case of resident Shareholders

a.	In absence of any specific provision under the I-T Act, the Promoters will not deduct tax on the consideration payable to resident Shareholders in respect of gains arising on transfer of Shares under this offer.

6.5	Issue of withholding tax certificate

The Promoters will issue a certificate in the prescribed form to the Shareholders (non- resident) who have been paid the consideration after deduction of tax on the same certifying the amount of tax deducted and other prescribed particulars.

6.6	Withholding taxes in respect of overseas jurisdictions

a.	Apart from the above, the Promoters will be entitled to withhold tax in accordance with the tax laws applicable in the overseas jurisdiction where the non-resident Shareholder is a resident for tax purposes (“Overseas Tax”).

b.	For this purpose, the non-resident Shareholder shall duly represent in the Application Form the quantum of the Overseas Tax to be withheld as per the relevant tax laws of the country in which the non-resident Shareholder is a tax resident, and the Promoters will be entitled to rely on this representation at their/its sole discretion.

6.7	Shareholders who wish to tender their Shares must submit all relevant tax information and documents together with the Application Form. Except for additional tax information and documents requested by the Promoters, the documents and information submitted by the shareholders along with the Application Form will be considered as final. Other than such additional tax information and documents specifically requested by the Promoters, any additional or delayed submission of documents will be accepted at the sole and absolute discretion of the Promoters. If additional tax information and documents are requested by the Promoters, shareholders must promptly submit all such information and documents together.

6.8	Once withheld, taxes will not be refunded by the Promoters under any circumstances. The taxes withheld by the Promoters under this Offer are not the final liability of the Shareholders and in no way discharges the obligation of such Shareholders to disclose the amount received pursuant to this Offer in their respective tax returns or pay taxes with respect to such amount. The tax rates and other provisions may undergo changes. Tax will be withheld as per the laws / rates prevailing at the time of making payment to the shareholders.

6.9	The final decision to withhold tax or not, or the quantum of taxes to be withheld rests solely with the Promoters.

All Shareholders are advised to consult their tax advisors for the treatment that may be given by their respective assessing officers in their case, and the appropriate course of action that they should take. The Promoters, iGATE Corporation and the Manager to the Offer do not accept any responsibility for the accuracy or otherwise of such advice. The aforesaid treatment of tax deduction at source may not necessarily be the treatment also for filing the return of income.

7.	Compliance Officer

The Compliance Officer of the Company is:

Mr. Arun Kanakal,

Vice President & Company Secretary

Akruti Softech Park, MIDC Cross Road , No. 21 MIDC, Andheri (E), Mumbai—400093

Tel.: +91 22 6693 0500, Fax: +91 22 2832 1750

Email: arun.kanakal@igate.com / rajesh.ramdas@igate.com

8.	General

8.1	Every Residual Shareholder who desires to avail of the Exit Offer may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the Promoters, iGATE Corporation, the Manager to the Offer or the Company whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such Exit Offer

Signed on behalf of the Promoters and iGATE Corporation

For the Board of Directors of Pan-Asia iGATE Solutions

Name	: Mukund Srinath

Designation	: Authorized Signatory

Date	: May 21, 2012

Place	: Bangalore

For the Board of Directors of iGATE Global Solutions Limited

Name	: Mukund Srinath

Designation	: Senior Vice President—Legal & Company Secretary

Date	: May 21, 2012

Place	: Bangalore

For the Board of Directors of iGATE Corporation

Name	: Sujit Sircar

Designation	: Chief Financial Officer

Date	: May 21, 2012

Place	: United States of America

If you require any clarification in connection with this Letter of Offer, you should consult the Registrar to Exit Offer:

Karvy Computershare Private Limited

Plot No 17—24, Vittalrao Nagar

Madhapur, Hyderabad 500 081

Tel: +91 40 4465 5000

Fax: +91 40 2343 1551

Email: murali@karvy.com

Contact Person: Mr. Murali Krishna

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